UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


02050746



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Canadian Natural Resources Limited
Announces Acquisition of Conventional Heavy Oil Properties
Press Release dated August 9, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada — T2P 4J8
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: August 12, 2002

By: 
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED



Press Release

CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES ACQUISITION OF CONVENTIONAL HEAVY OIL PROPERTIES
CALGARY, ALBERTA – August 9, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces that it has acquired additional producing and non-producing heavy oil properties, primarily in the Lindbergh area of eastern Alberta. These properties are all located adjacent to Canadian Natural's producing operations in its core area of Eastern Alberta. The acquired properties are currently producing approximately 13,000 barrels per day of crude oil and 10 million cubic feet per day of natural gas.

Canadian Natural's business strategy focuses on a balance between growth through drilling and acquisition. These newly acquired assets will provide exploitation opportunities through potential operating cost reductions, as well as significant growth in both reserves and production through a combination of well recompletions and the drilling of new locations. The acquisition is a component of Canadian Natural's existing 2002 capital budget.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Telephone: (403) 517-6700
Facsimile: (403) 517-7350
Email: investor.relations@cnrl.com
Website: www.cnrl.com
Trading Symbols
Toronto Stock Exchange – **CNQ**
New York Stock Exchange – **CED**

ALLAN P. MARKIN
Chairman
JOHN G. LANGILLE
President
STEVE W. LAUT
Executive Vice-President
Operations